Exhibit 99.1

PRESS RELEASE

MeaTech and Tiv Ta'am Holdings Group Sign LOI to Develop
Cultivated Meat Products

The companies will begin a process of testing and developing cultivated meat products as part of a joint production vision.

Kibbutz Mizra, Israel - Tiv Ta'am and MeaTech reported this morning that they have signed a non-binding letter of intent to cooperate in the joint development of cultivated meat products. In accordance with the LOI, Tiv Ta’am and MeaTech will work to sign a binding agreement, which is expected to include cooperation on research, the establishment of a production facility for cultivated meat products, as well as granting distribution and marketing rights to Tiv Ta’am (including possible exclusive rights on jointly developed products), in Israel and/or elsewhere in the world.

The parties agreed to discuss expanding cooperation regarding the production and marketing of cultivated meat products in the future, with an emphasis on cultivated pork, following MeaTech's recent announcement regarding the commencement of cultivated pork development and the Tiv Ta'am Group's expectation that growing demand will drive the increased use of pork fat as a raw material in the coming years.

Cultivated meat is designed to be a sustainable substitute for conventionally slaughtered meat, with a final product comprised of tissues made up of cells grown in a laboratory. Utilizing controlled growth processes, these cells are designed to multiply and differentiate into different cell types (such as fat or muscle), with the aim of obtaining animal meat whose taste, composition and quality is comparable to that of traditional meats.

The LOI reflects the Tiv Ta'am Group's innovative approach to food and its confidence in MeaTech's vision, technology and product development capabilities. For MeaTech, the LOI opens the door to developing another product line as well as additional business proof for the burgeoning cultivated meat market. The parties believe that the technology underlying the planned collaboration has significant potential to improve meat availability, simplify the meat supply chain and offer consumers a wide range of new, more sustainable meat products.

Tiv Ta'am and MeaTech Leadership. From left: Eldad Harry, Rina Karas and Oren Miler of the Tiv Taa'm Group, and Omri Schanin and Sharon Fima of MeaTech. Credit: Hadas Parush

Hagai Shalom, CEO of the Tiv Ta'am Group: "Today we are taking a significant step in expanding Tiv Ta'am's business strategy, in light of the accelerating development of the food-tech industry as a whole, and in particular, the synergy between the cultivated meat industry and the Tiv Ta'am Group's industrial food production. This will enable Tiv Ta'am to meet the growing global demand for healthy, high-quality food without paying the moral and economic prices of this industry, while reducing environmental damage."

Sharon Fima, CEO of MeaTech Group: "We are proud that such a significant player in the Israeli food industry, with activities in both the retail and meat processing fields, has chosen MeaTech to be its partner in the competitive and evolving food-tech field in Israel and around the world. This LOI is a first step in considering the possibilities for accelerating the adoption of cultivated meat products, identifying the conditions for the establishment of production facilities and evaluating the opportunities inherent in meat products driven by cellular agriculture technologies for different species, as well as our biological 3D printing capabilities."

About the Tiv Ta'am Group

Tiv Ta'am Group (est. 1990) is one of the largest food groups and marketing chains in Israel. Tiv Ta’am is engaged in the production, import and marketing of a variety of animal food products, fresh and frozen, including chicken, beef, pork, fish, seafood and more. The chain also imports wines and cheeses. The chain has over 40 branches throughout Israel, and owns four factories that supply its branches with meat and seafood products that are not normally produced locally. Its shares are traded on the Tel Aviv Stock Exchange (TASE:TTAM).

For more information, visit: http://www.tivtaam-holdings.co.il/about

About the MeaTech Group

The MeaTech Group (MeaTech 3D and subsidiaries) is an international company at the forefront of the cultivated meat revolution, listed on the Nasdaq and Tel Aviv stock exchanges as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef, chicken and pork, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to develop the technology to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

For more information, please visit https://meatech3d.com/.

Forward Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultivated meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultivated meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

For more information, please contact:

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.